

March 17, 2008

Mr. Jérôme Contamine
Senior Executive Vice President and Chief Financial Officer, Veolia Environment
36/38, Avenue Kléber
Paris, France 75116

> **Re:** **Veolia Environment**
> **Form 20-F for the fiscal year ended December 31, 2006**
> **File No. 1-15248**

Dear Mr. Contamine:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief